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                                                                    EXHIBIT 99.5

DATE:    January 22, 1996, Monday

SECTION: Financial News

DISTRIBUTION: TO BUSINESS EDITOR

LENGTH: 338 words

HEADLINE: RALLY'S HAMBURGERS, INC. ANNOUNCES EXCHANGE OFFER BY GIANT GROUP,
LTD.

BODY:
    Rally's Hamburgers, Inc. Inc. (Nasdaq: RLLY) today announced that GIANT GROUP, LTD. (NYSE: GPO) has informed Rally's that GIANT intends to offer to exchange a new series of GIANT $9.00 liquidation preference, participating, non-voting preferred stock for up to that number of shares of Rally's common stock as would result in GIANT owning 81% (subject to increase by GIANT to 84.9%) of Rally's outstanding common stock, diluted for invested options.

   LOUISVILLE, Ky., Jan. 22 The exchange ratio is to be 4.5 shares of Rally's common stock for each share of GIANT preferred stock.

   Based upon the recommendation of a Special Committee of independent members of Rally's Board of Directors and the opinion of the Committee's financial advisor that the consideration to be received by the Rally's stockholders in the exchange is fair to them from a financial point of view, Rally's Board of Directors, agreed to recommend the exchange offer to Rally's stockholders, subject to certain conditions normally associated with similar transactions, including receipt of a written fairness opinion, and subject to the execution of a written agreement with GIANT to provide that, in return for a favorable recommendation by the Board of directors, (i) GIANT will apply for listing of the preferred stock on the New York Stock exchange; (ii) as long as the common stock of Rally's is publicly held, Rally's will have at least two independent members of its Board of Directors; and (iii) GIANT will not acquire in the exchange offer more than 84.9% of Rally's outstanding common stock, diluted for vested options.

   According to Giant's Securities and Exchange Commission filings, GIANT presently owns, directly and indirectly, 7,430,302 shares (approximately 47.5%) of Rally's outstanding common stock. GIANT has informed Rally's that the offering of the GIANT preferred stock will be made only by means of a prospectus.

CONTACT: Stephen A. Silverman of Rally's Hamburgers, Inc., 310-576-1221


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